This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

May 14, 2007

Item 3.

Press Release

May 14, 2007 at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation announced its results for the three months ended March 31, 2007.

Highlights for the Quarter

•

Record Q1 2007 revenues of $14,961,000, representing a 18% increase over Q1 2006 at $12,694,000;

•

Q1 2007 revenues in Solar LED Lighting Division of $6,876,000, representing an 27% increase over the same period in 2006;

•

Outstanding orders of $5,231,000 going in to Q2 2007;

•

Q1 2007 gross margin of 34%;

•

Q1 2007 EBITA of $(323,000);

•

Q1 2007 net earnings of $(464,000).

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Praveen Varshney

President

Director

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 14th day of May, 2007.	“Praveen Varshney”
Praveen Varshney
Name Director
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Tuesday, May 14, 2007

 (No.2007-05-11)

CARMANAH ANNOUNCES FINANCIAL RESULTS FOR Q1 2007

Victoria, British Columbia, Canada - Monday, May 14, 2007 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce its results for the three months ended March 31, 2007.

Highlights for the Quarter

•

Record Q1 2007 revenues of $14,961,000, representing a 18% increase over Q1 2006 at $12,694,000;

•

Q1 2007 revenues in Solar LED Lighting Division of $6,876,000, representing an 27% increase over the same period in 2006;

•

Outstanding orders of $5,231,000 going in to Q2 2007;

•

Q1 2007 gross margin of 34%;

•

Q1 2007 EBITA of $(323,000);

•

Q1 2007 net earnings of $(464,000).

Summary of Results

Over the last nine months, Carmanah has invested significantly in terms of both time and money building its 5-year vision, as well as making the necessary enhancements to ensure it is an efficient and scaleable growth organization.  Q1 2007 represented the first quarter in the execution of Carmanah's 5-year business plan.

During Q1 2007, the Solar LED Lighting Group realized revenues of more than $6.8 million, an increase of 27% over the same period in 2006. Within this group the standout was the Marine Lighting Division, which exceeded its Q1 2006 revenues by 80%.

The Solar Power Systems Group realized revenues of $7.1 million during Q1 2007, an increase of 13% over the same period in 2006.  The Mobile Power Division led this group with a 30% increase in revenues over the same period in 2006.    Power Systems Group also recorded a key win by securing a contract with Public Works & Government Services Canada for a 108-kilowatt (kW) solar power system to be installed on the Jean Canfield Building in Charlottetown, Prince Edward Island. This installation is worth more than $1.4M and represents Canada's largest solar power system to-date, to be completed in Q2 2007.

The LED Sign Group recorded revenues of $920K, a modest increase over the same period in 2006.  This group is currently developing a broader product offering for its established customer base for point-of-purchase applications, which should provide growth opportunities going forward.

"Carmanah's sales performance for Q1 2007 was in line with management's target while expenses were below budget," states Art Aylesworth, Carmanah's CEO.  However gross margins were 34% which was below target, due to an initiative to reduce the Company's inventory levels and the blend of revenues between Solar LED and Power Systems divisions. The end result was a lower than anticipated EBITA and net profitability for the quarter.

With the range of new products coming online and the key quarters in our annual sales cycle ahead, management remains confident that performance will trend positively for the balance of the year."

Overview of Operations

The growth in Carmanah's operations, both organically and through acquisition, has resulted in business activities which include the design, manufacture and/or distribution of three technology groups: solar-powered LED lighting, solar power systems and LED-illuminated signage.

Carmanah's Solar LED Lighting Group provides a variety of energy-efficient LED lighting products for marine, aviation, transit, roadway and industrial worksite applications. The Company's Solar Power Systems Group offers a wide range of renewable energy system solutions for industrial, residential and recreational power applications. Its LED Sign Group designs and manufactures energy-efficient LED edge-lit signs for corporate identity, point-of-purchase and architectural applications.

Carmanah's headquarters and primary manufacturing and distribution facilities continue to be located in Victoria, British Columbia, Canada. The Company also operates additional manufacturing and distribution facilities in Calgary, Alberta, Canada, as well as regional distribution and sub-assembly facilities in Barrie, ON; Santa Cruz, CA; and London, England.

Carmanah currently has more than 250,000 installations in 110 countries. Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Company or one of its regional authorized distributors and/or sales agents.

Results of Operations

Sales

Carmanah's sales for the three months ended March 31, 2007 was $14,961,000, representing an increase of 18% over the same period in 2006 at $12,694,000.

A summary of revenues from each of Carmanah’s technology groups is as follows:

Sales Summary	Three Months Ended December 31,
($ thousands)	2007	2006
Solar LED Lighting Group	$ 6,876	$ 5,434
Solar Power Systems Group	7,165	6,352
LED Sign Group	920	908
	$ 14,961	$ 12,694

Solar LED Lighting Group

Sales achieved in Q1 2007 from Carmanah's Solar LED Lighting Group were $6,876,000, representing a 27% increase over the same period in 2006 at $5,434,000. This group ended the period with a total sales backlog of $2,041,000.

Sales from the Solar LED Lighting Group were achieved through sales of its lighting products to its core vertical markets.  Of particular note, the Group's Marine Division exceeded sales targets for the quarter with revenues in the amount of $2,162,000, representing an 80% increase over Q1 2006 and a 61% increase over their Q1 2007 target.  Success in the Marine Division was due to enhanced performance and functionality in its core products.  In addition, Carmanah hosted a five-day international conference in late 2006 which provided its marine distributors with information and training on the Company's full range of product offerings.  This event resulted in sales of its marine lighting products as well as cross sales of general solar power systems into the marine vertical.

Solar Power Systems Group

Revenues from the Solar Power Systems Group were $7,165,000 for the three months ended March 31, 2007, representing an increase of 13% over $6,352,000 achieved in the three months ended March 31, 2006.  This group ended the period with a total sales backlog of $2,762,000.

Sales from the Solar Power Systems Group were achieved through distribution of its power systems solutions to its core vertical markets.  This group was led by the Mobile Power Division, which exceeded sales targets for the quarter with revenues in the amount of $2,711,000, representing a 30% increase over Q1 2006, and a 13% increase over their Q1 2007 target.  Success in the Mobile Power Division is due to sales and marketing initiatives that further penetrated the North American marketplace.

LED Sign Group

Revenues from the LED Sign Group were $920,000 for Q1 2007, compared to $908,000 for Q1 2006. This group ended the period with a total sales backlog of $427,000.

In January 2007, the Company closed on a deal to expand its range of LED sign products to include EVENLIT™ Acrylic Light Sheets and LED backlit boxes. These new technologies enable the LED Sign Group to offer a more complete set of solutions to its existing customer base.

Cost of Sales and Gross Profit Margin

Cost of sales for the three months ended March 31, 2007 was $9,887,000 (66% of sales), resulting in a gross profit margin of 34%. In comparison, for the three months ended March 31, 2006, the cost of sales was $8,224,000 (65% of sales), resulting in a gross profit margin of 35%.

Carmanah offers product solutions to a variety of market sectors at various gross profit margins. The blended gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.

Wages and Benefits

For the three months ended March 31, 2007, wages and benefit expense was $2,813,000, compared with $2,580,000 for the same period in 2006.  This increase of $233,000 is primarily due to an increase in sales, marketing, finance and administration staff.

As a percentage of sales, total wages and benefits for the three months ended March 31, 2007 were 18.8%, down from 20.3% for the same period in 2006.

Office and Administration

Office and administration expenses for the three months ended March 31, 2007, were $1,068,000 compared to $810,000 for the same period in 2006.  This increase in the amount of $258,000 is primarily due to overall growth in facilities resulting in increased rent, general office, administration and information technology expenses.

As a percentage of sales, office and administration expenses for the three months ended March 31, 2007 were 7.1%, compared to 6.4% for the same period in 2006.

Sales and Marketing

Sales and marketing expenses for the three months ended March 31, 2007 were $869,000, compared to $525,000 for the same period in 2006. This increase is due to additional sales and marketing activities for new and existing product lines.  The Company invested  more heavily in sales and marketing expenses at the start of 2007 and expects that, as a percentage of revenue, these expenses will decline during the balance of the year.

Additional sales expenses incurred during the quarter resulted from a three day sales strategy and training session for its entire sales force, as well as hosting of worldwide aviation and roadways distributor conferences.

Sales and marketing expenses for the three months ended March 31, 2007 were 5.8% of total sales, compared to 4.1% for the same period in 2006.

Research and Development

For the three months ended March 31, 2007, research and development expenses were $507,000 (net of $320,000 SR&ED investment tax credits), compared with $352,000 (net of $200,000 SR&ED investment tax credits) for the same period in 2006. The SR&ED investment tax credits were the result of credits generated from scientific research and experimental development expenses, and they are recoverable as an offset to income taxes payable on taxable income. Carmanah's gross research and development expenses for the three months ended March 31, 2007 were $827,000, compared to $552,000 for the same period in 2006.  Research and development expenses were part of an ongoing investment into core solar LED product enhancements and releases.  Specific areas of focus included:

•

Investment into next generation marine products incorporating advanced communication systems to provide customer-based telemetry and status updates;

•

Investment into broadening Carmanah's portable solar aviation lighting, including enhancements to core airfield products and new secondary lighting solutions;

•

Investment into the soon-to-be-released family of fully integrated, compact solar engines;

•

Investment into Carmanah's transit lighting products, including the recently announced i-PANEL™ illuminated ad panel for transit shelter advertising;

•

Investment into the Company's roadway lighting products, including final design optimization of the latest generation of solar LED roadway beacons and LED edge-lit street signs;

•

Investment into the evolution of Carmanah's core strategic technologies, including advancements to the Company's MICROSOURCE™ energy management system.

Expenditures for Q1 2007 in research and development reflect initiatives to enhance and enlarge the product offerings necessary for future sales growth.  As a percentage of sales, net research and development expenses for the three months ended March 31, 2007 were 3.4%, compared with 2.8% for the same period in 2006.

Income Tax

Income tax expense (recovery) for the three months ended March 31, 2007 was $(79,000). This amount is comprised of current tax expense of $320,000 less future income tax recovery of $399,000.

Current tax expense is offset by tax credits that were used during the year, usage of which is a reduction against gross research and development expense. The balance of differences relative to the statutory rate is primarily related to non-deductible stock-based compensation. The future income tax recovery of $399,000 reflects the increase in net future tax assets resulting primarily from the deferral of the available SR&ED deductions.

Earnings

Non-GAAP measures - the Company uses certain non-GAAP measures to assist in assessing its financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. One such non-GAAP measure used for assessing financial performance is earnings before interest, taxes and amortization (EBITA).

EBITA Reconciliation	Three Months Ended December 31,
($ thousands)	2007	2006
Net earnings – as reported	$ (464)	$ (23)
Add back (deduct):
Interest Income	(39)	(79)
Income taxes	(79)	49
Amortization of equipment and leaseholds	192	122
Amortization of intangibles	65	60
EBITA	$ (325)	$ 129

Earnings before income tax and amortization (EBITA) was $(325,000) for the three months ended March 31, 2007, compared to $129,000 for the same period in 2006.

Earnings before tax (EBT) was $(543,000) in 1Q 2007, compared with $26,000 for the same period in 2006.

Net earnings was $(464,000) in Q1 2007, compared with $(23,000) for the same period in 2006.

Balance Sheet Highlights

Carmanah's net cash, cash equivalents, and short-term investments at March 31, 2007 were $(2,011,000) compared to $2,335,000 at December 31, 2006.

The Company reported net working capital of $25,886,000 (current ratio of 3.4:1) at March 31, 2007 compared with $26,720,000 (current ratio of 3.5:1) at December 31, 2006.

Net cash usage from operations for the three months ended March 31, 2007 was $3,902,000, primarily due to a significant reduction in accounts payable during the quarter.  Cash usage was funded by drawing against the Company's operating line of credit.

During 1Q 2007, Carmanah invested $345,000 in leasehold improvements and equipment primarily related to improvements to its head office facility.

As per the December 2005 financing, management advised that funds raised would be primarily used for significant infrastructure improvements, as well as pro-active inventory investment related to potential supply-side challenges in the photovoltaics market. With the availability of dollars to invest in inventory, management was able to negotiate favorable supply contracts, providing benefits through to the end of 2007.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of renewable and energy-efficient technologies, including solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom. The Company is publicly traded with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Manager of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.